                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------
                                  SCHEDULE TO/A
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)
                             -----------------------
                            EGREETINGS NETWORK, INC.
                       (Name of Subject Company (Issuer))

                         AMERICAN GREETINGS CORPORATION
                              AGC INVESTMENTS, INC.
                         AMERICAN PIE ACQUISITION CORP.
                           AMERICANGREETINGS.COM, INC.
                       (Name of Filing Persons, Offerors)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    282343102
                      (CUSIP Number of Class of Securities)
                             -----------------------
                              Tammy L. Martin, Esq.
                           AmericanGreetings.com, Inc.
                               Three American Road
                               Cleveland, OH 44144
                                 (216) 889-5000

                                    Copy to:
                                 Lyle G. Ganske
                           Jones, Day, Reavis & Pogue
                                   North Point
                               901 Lakeside Avenue
                               Cleveland, OH 44114
                                 (216) 586-3939

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                             -----------------------

                            CALCULATION OF FILING FEE


----------------------------------------------------------------------------------------------------------------
           Transaction Valuation(1)                                     Amount of Filing Fee(2)
           $30,829,435                                                  $6,166
----------------------------------------------------------------------------------------------------------------


[X]    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

       Amount Previously Paid:  $6,166                          Filing Party:  American Pie Acquisition Corp.
                                ----------------                               AmericanGreetings.com, Inc.
                                                                               ---------------------------
       Form or Registration No.: Schedule TO                    Date Filed:    February 12, 2001
                                 ---------------                               ---------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

       [X]    third-party tender offer subject to Rule 14d-1.

       [ ]    issuer tender offer subject to Rule 13e-4.

       [X]    going-private transaction subject to Rule 13e-3.

       [X]    amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]






----------------------
(1) Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the purchase at $0.85 per share, pursuant to the Offer To Purchase, of all 33,007,900 shares of common stock (the "Shares"), of Egreetings Network, Inc. outstanding as of January 29, 2001, and 2,817,720 Shares issuable upon exercise of certain options and 444,304 Shares issuable upon exercise of certain warrants.

(2) The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate of the value of the transaction.

       This Amendment No. 1 to the Tender Offer Statement on Schedule TO, as amended ("Schedule TO"), that relates to the offer by American Pie Acquisition Corp. (the "American Pie"), a Delaware corporation and a wholly owned subsidiary of AmericanGreetings.com, Inc., a Delaware corporation ("AmericanGreetings.com"), to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Egreetings Network, Inc., a Delaware corporation (the "Company"), at a purchase price of $0.85 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer To Purchase, dated February 12, 2001 (the "Offer To Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), which are annexed to and filed with Schedule TO as Exhibits (a)(1) and (a)(8), respectively. This Schedule TO is being filed on behalf of American Greetings Corporation, AGC Investments, Inc., AmericanGreetings.com and American Pie.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

       Item 3 is hereby amended and supplemented by adding to the end thereof the following:

       Any reference to AmericanGreetings.com and American Pie in the Offer To Purchase shall be deemed to refer to each of American Greetings, AGC Investments, AmericanGreetings.com and American Pie, unless the context otherwise requires, and American Greetings, AGC Investments,
AmericanGreetings.com and American Pie shall be referred to collectively as the "Bidders."

       None of American Greetings, AGC Investments, or, to the best knowledge of such corporations, any of the directors and officers of such corporations, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4.  TERMS OF THE TRANSACTION.

       Item 4 is hereby amended and supplemented by adding to the end thereof the following:

       The last sentence of the tenth full paragraph in the section entitled "The Offer--1. Terms of the Offer" in the Offer To Purchase (the second full paragraph on page 14 of the Offer To Purchase) is hereby amended and restated in its entirety to read as follows:

       "In the event American Pie elects to include a Subsequent Offering Period, it will notify stockholders by issuing a press release and filing the press release with the Commission."

       Clause (B) of the first full paragraph in the section entitled "The Offer--13. Certain Conditions of the Offer" in the Offer To Purchase is hereby amended by striking the words "before the acceptance of the Shares for payment" and substituting in place thereof the words "before expiration of the Offer."

ITEM 12.  EXHIBITS

       Item 12 is hereby amended and supplemented by adding to the end thereof the following:

(a)(8) Revised Letter of Transmittal

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

       Item 13 is hereby amended and supplemented by adding to the end thereof the following:

       The eleventh full paragraph in the section entitled "Introduction" in the Offer To Purchase (the third full paragraph on page 6 of the Offer To Purchase) is hereby amended and restated in its entirety to read as follows:

       "Egreetings has been advised, and has informed Bidders, that each of its directors and executive officers, other than Scott Neamand, intends to tender pursuant to the Offer all Shares owned of record and beneficially by him or her."

       The section entitled "Special Factors--Background of the Offer; Contacts with Egreetings" in the Offer To Purchase is hereby deleted in its entirety, and the section entitled "Background; Reasons for the Board of Directors' Recommendation--Background" in the Company's Schedule 14D-9/A, filed with the Commission on February 26, 2001, is incorporated herein by reference.

       The second full paragraph in the section entitled "Special
Factors--Fairness of the Offer and the Merger" in the Offer To Purchase (the first full paragraph on page 10 of the Offer To Purchase) is hereby amended and restated in its entirety to read as follows:

       "The Bidders did not consider the going concern value of Egreetings because the Bidders believed that Egreetings would liquidate if an agreement between the parties could not be reached. While the Bidders did not calculate a going concern value for Egreetings, they believe the going concern value was accurately reflected in Egreetings' stock price, which was significantly less than the Per Share Amount as discussed above in bullets two, three and four. The Bidders also did not consider the net book value of Egreetings, which Egreetings informed them was $2.30 per Share as of September 30, 2000, because they believed the assets could not be sold for their net book value in a liquidation."

       The section entitled "Special Factors--Fairness of the Offer and the Merger" in the Offer To Purchase is hereby supplemented by adding the following paragraph to the end thereof:

       "The Bidders believe that the Offer and the Merger are procedurally fair because (i) no director or officer of any of the Bidders is a director of Egreetings, (ii) the Egreetings' Board consists entirely of directors who have no relationship with any of the Bidders, (iii) the Egreetings' Board retained and was advised by its own independent legal counsel, (iv) the Egreetings' Board retained and was advised by Credit Suisse First Boston as its independent financial advisor to assist it in evaluating a potential transaction with the Bidders and to render a fairness opinion, (v) the fact that the Per Share Amount and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between representatives of the Egreetings' Board, on the one hand, and representatives of the Bidders, on the other; (vi) of the analysis set forth in bullet twelve above; and (vii) the Merger Agreement does not impose significant impediments to prospective competitive third-parties."

       The section entitled "Special Factors--Fairness of the Offer and the Merger" in the Offer To Purchase is hereby supplemented by adding the following paragraph after the third full paragraph in that section (after the second full paragraph on page 10 of the Offer To Purchase):

       "In addition to the above factors, as a negative factor the Bidders considered that should the Offer and the Merger not be completed due to a failure of any condition to the Offer discussed in Section 13 of this Offer To Purchase, any potential liquidation of Egreetings would have been delayed until after expiration of the Offer. This delay may have the consequence of reducing the amount of any distribution Egreetings' stockholders would receive in a liquidation. The Bidders believe, however, that this negative factor is significantly outweighed by the fact should the Offer be completed as contemplated, the stockholders would receive a substantially higher payment than pursuant to a liquidation, and that the

Offer, if completed, would be completed significantly more quickly than a liquidation. In addition, the Merger Agreement requires AmericanGreetings.com and American Pie to obtain Egreetings' consent to extend the Offer for more than five business days beyond the current Expiration Date, thus reducing the delay should the Offer fail."

       The section entitled "Special Factors--Purpose and Structure of the Transaction; Effects of the Transaction" in the Offer To Purchase is hereby amended and restated in its entirety to read as follows:

       "The purpose of the Offer and the Merger is for AmericanGreetings.com to acquire control of, and the entire equity interest in, Egreetings. The purpose of acquiring the entire equity interest in Egreetings is for AmericanGreetings.com to combine the operations of Egreetings with its own operations in order to more effectively compete in the electronic greetings industry. AmericanGreetings believes that Egreetings' operations complement its own and help to diversify its revenue stream. Because AmericanGreetings.com is a private company, it prefers to operate Egreetings as a private company rather than just increase its equity ownership in Egreetings, leaving a small number of public stockholders with the resulting financial reporting and regulatory requirements. Finally, as direct and indirect stockholders of AmericanGreetings.com, AGC Investments and American Greetings will benefit from any increased profitability in AmericanGreetings.com associated with this combination.

       "Following completion of the Offer, AmericanGreetings.com intends to acquire any remaining equity interest in Egreetings not then owned by AmericanGreetings.com or American Pie by consummating the Merger. If American Pie acquires at least 90% of the outstanding Shares through the Offer, AmericanGreetings.com intends to cause American Pie to consummate the Merger through a short-form merger under Delaware law without the vote of any other stockholder. In any event, American Pie intends, should it purchase Shares pursuant to the Offer, to cause the Merger to occur (subject to satisfaction or waiver of the conditions contained in the Merger Agreement).

       "The acquisition of the entire equity interest in Egreetings has been structured as a cash tender offer followed by a cash merger in order to provide a prompt and orderly transfer of ownership of Egreetings from the public stockholders to the Bidders and to provide cash to the holders of Shares. The Bidders considered structuring the transaction as an asset purchase, but rejected this structure because it would not have promptly provided cash to the holders of Shares, but rather would have required Egreetings to use the cash to pay off its liabilities and then distribute the remaining cash at a later date than is possible in the Offer. In addition, an asset purchase would have required the Bidders and Egreetings to obtain numerous third-party consents that are not needed in the structure chosen. The Bidders also considered a merger without a first-step tender offer, but again rejected this structure because it would not have provided cash to holders of Shares as promptly as the Offer.

       "Following the Merger, the interest of the Bidders in Egreetings' net book value and net income will be 100%. The Bidders will thereafter benefit from any increases in the value of Egreetings and also bear the risk of any decreases in the value of Egreetings' operations. Conversely, following the Offer and the Merger, persons who were stockholders of Egreetings immediately prior to the Offer and the Merger will no longer have the opportunity to continue their interests in Egreetings as an ongoing corporation and therefore will not share in its future earnings and potential growth.

       "The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and the number of holders of Shares could adversely affect the liquidity and market value of the remaining Shares held by the public and have other consequences with respect to Nasdaq quotation, registration under the Securities Exchange Act of 1934 (the "Exchange Act") and availability of margin credit. See Section 7. For a discussion of certain tax consequences related to the Offer, see Section 5."

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                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 26, 2001                 AMERICANGREETINGS.COM, INC.


                                        By:    /s/ Maureen Spooner
                                           ------------------------------------
                                           Name:   Maureen Spooner
                                           Title:  Chief Financial Officer



                                        AMERICAN PIE ACQUISITION CORP.


                                        By:    /s/ Maureen Spooner
                                           ------------------------------------
                                           Name:   Maureen Spooner
                                           Title:  Vice President of Finance
                                                   and Administration,
                                                   Treasurer and Secretary



                                        AMERICAN GREETINGS CORPORATION


                                        By:    /s/ William S. Meyer
                                           ------------------------------------
                                           Name:   William S. Meyer
                                           Title:  Senior Vice President and
                                                   Chief Financial Officer



                                        AGC INVESTMENTS, INC.


                                        By:    /s/ Dale Cable
                                           ------------------------------------
                                           Name:   Dale Cable
                                           Title:  Treasurer

                                  EXHIBIT INDEX


(a)(8)      Revised Letter of Transmittal